Exhibit 8

November 11, 2005

Mark E. Woodward

1425 Newport Avenue

San Jose, CA 95125-3330

Dear Mark:

As you know, pursuant to an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), Spyglass Merger Corp., a Delaware corporation (“MergerCo”), and a company controlled by Silver Lake Partners II, L.P., has agreed, subject to the terms and conditions of the Merger Agreement, to merge with and into Serena Software, Inc. (the “Company”).

We desire that you continue as the Company’s President and Chief Executive Officer following the “Closing” (as defined in the Merger Agreement).  To confirm our mutual agreement to that end, we request that you sign and return a copy of this letter indicating your agreement to serve as the President and Chief Executive Officer of the Company following the Closing, and your agreement to contribute certain shares of Company common stock into MergerCo in exchange for common stock of MergerCo and to exchange certain options to acquire Company common stock for options in the recapitalized Company, pursuant to the terms and conditions set forth in the Summary of Employment Terms and the exhibits thereto (collectively, the “Executive Arrangements”).  Prior to the Closing, you and MergerCo agree to execute the necessary documents so long as they reflect and set forth in all material respects the business terms and conditions set forth in the Executive Arrangements and address other customary provisions associated with your services as President and Chief Executive Officer of the Company and your status as a stockholder of the Company.

If the Merger Agreement is terminated for any reason prior to the Closing, this letter agreement will automatically terminate and neither you nor MergerCo will have any liability or obligation under this letter agreement.  For the avoidance of doubt, none of the terms set forth in the Executive Arrangements or otherwise will take effect unless and until the Closing occurs.

The terms of this letter agreement will be governed by the laws of the State of California.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Spyglass Merger Corp.

	By:	/s/ ALAN K. AUSTIN
Name: Alan K. Austin
Title: Vice President

Acknowledged and Agreed:

/s/ MARK E. WOODWARD
Mark E. Woodward

EXHIBIT A

EXECUTIVE ARRANGEMENT

Execution Copy

SUMMARY OF EMPLOYMENT TERMS

Executive	Mark E. Woodward (“Executive”)

Title	President and Chief Executive Officer of Serena Software, Inc. (the “Company”) Member of the Board of Directors of the Company so long as Executive remains CEO of the Company.

Term	A period commencing on the closing of the proposed acquisition (the “Closing”) and continuing for an indefinite term.

Base Salary	$400,000 per annum, subject to annual review for increases, and payable in accordance with the Company’s usual payment practices.

Annual Performance Bonus

Executive shall be eligible to earn an annual performance bonus award of up to 100% of Executive’s base salary, based upon the achievement of annual performance targets established by the Board of Directors of the Company (the “Board”).

The annual performance targets and annual performance bonus awards shall be divided into quarterly targets and corresponding quarterly awards.  Each quarterly award shall be earned for each quarter in which the corresponding quarterly target is achieved.  No quarterly award shall be earned for any quarter in which the quarterly target is not achieved, however, any quarterly award not earned in such quarter will be earned upon the achievement of either cumulative quarterly performance targets year to date or that year’s annual performance target.

Business Expenses	Reasonable business expenses shall be reimbursed by the Company in accordance with Company policy (not less favorable than current practice).

Vacation	4 weeks per year

New Options to Acquire Company Common Stock

Effective at the Closing, Executive will be granted an option (the “Option”) to acquire common stock of the Company.  The Option will be granted pursuant to the 2005 Company Stock Incentive Plan (see “Summary of Management Equity Terms” attached as Exhibit A (the “Equity Terms”)), which will be established as soon as practicable following the Closing.  A portion of the Option will be granted as a “Time Option” (as defined in the Equity Terms) and a portion of the Option will be granted as a “Performance Option” (as defined in the Equity Terms).

The general terms and conditions applicable to the Option and the additional “Rollover Equity” are summarized in the Equity Terms.

Termination Without Cause or if Executive Resigns with Good Reason:

Severance and Accrued Compensation:

The Base Salary through the date of termination (including accrued but unused vacation), any earned but unpaid portion of Executive’s Annual Performance Bonus for the quarter preceding the quarter in which such termination occurs (which amount shall be “earned” as determined by the Company based on the achievement of the relevant performance criteria for the entire quarter, and earlier quarters if relevant), reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy prior to the date of Executive’s termination, and such employee benefits, if any, as to which Executive may be entitled under employee benefit plans in accordance with their terms (the amounts described in this paragraph, reduced by any amounts owed to the Company by Executive, being referred to as the “Accrued Rights”).

Continuation of base salary for a period of 24 months following termination (payable in accordance with usual and customary payroll practices).

Continued coverage for a period of 24 months following termination of employment under the Company’s health insurance plans in accordance with the terms thereof, as required under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) or similar provisions of state law, at the same cost to Executive immediately prior to the date of termination; provided, however, that in the event that such continued health care coverage cannot be provided under COBRA or the similar provisions of state law beyond the end of the 18th month following Executive’s termination of employment, then such health care coverage will be provided under a comparable health plan.

Six months of additional vesting credit for any Time Options.

In order to comply with section 409A of the Internal Revenue Code, payments under this section may be delayed.  All delayed payments shall be paid, along with interest at the rate of prime +

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1%, as soon as such payment may be made in compliance with section 409A.

Compensation and benefits contingent upon the execution of a customary release of claims in favor of the Company, Silver Lake Partners, L.P. (“SLP”) (if SLP is still a stockholder of the Company at that time) and related parties and compliance in all material respects with those restrictive covenants described in the section entitled “Confidentiality/Non-competition/No Raid”.

Change in Control: Termination Without Cause or if Executive Resigns with Good Reason

In the event that Executive is terminated without Cause or if Executive resigns for Good Reason in the 1 month prior to, or the 13 month period following, a Change in Control, Executive will be eligible to receive the following:

Severance and Accrued Compensation:

The Accrued Rights.

Continuation of base salary and target performance bonus for a period of 24 months following termination (payable in accordance with usual and customary payroll practices).

A pro rata portion of any performance bonus that Executive would have been entitled to receive for the quarter or year, as the case may be, in which such termination of employment occurs, determined based upon the actual satisfaction of performance goals.  The pro-rata bonus will be payable at the time that the Company ordinarily would otherwise pay the performance bonus for such period.

Continued coverage for a period of 24 months following termination of employment under the Company’s health insurance plans in accordance with the terms thereof, as required under COBRA or similar provisions of state law, at the same cost to Executive immediately prior to the date of termination; provided, however, that in the event that such continued health care coverage cannot be provided under COBRA or the similar provisions of state law beyond the end of the 18th month following Executive’s termination of employment, then such health care coverage will be provided under a comparable health plan.

In order to comply with section 409A of the Internal Revenue Code, payments under this section may be delayed.  All delayed payments shall be paid, along with interest at the rate of prime + 1%, as soon as such payment may be made in compliance with

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section 409A.

Compensation and benefits contingent upon the execution of a customary release of claims in favor of the Company, SLP (if SLP is still a stockholder of the Company at that time) and related parties and compliance in all material respects with those restrictive covenants described in the section entitled “Confidentiality/Non-competition/No Raid”.

Confidentiality/Noncompetition/No Raid

The Executive will be subject at all times during and after employment to a confidentiality covenant prohibiting the Executive from disclosing or using at any time any non-public confidential or proprietary information concerning the Company, SLP, the initial investor group, or their respective affiliates, except as required by law or while employed by the Company for the benefit of the Company.  The terms and conditions related to Executive’s obligations in the preceding sentence will be memorialized in an agreement the terms and conditions of which will be substantially identical to those set forth in the Company’s form of Agreement Regarding Confidential Information and Assignment of Inventions (Rev. 02/01/2003).

In addition, while employed and for 24 months thereafter, the Executive to be bound by covenants not to compete with the Company, SLP, the initial investor group or their respective affiliates and not to solicit or hire for the benefit of anyone, other than the Company, the initial investor group and their respective affiliates, any employee who is, or was during the 12 months preceding the time of the solicitation or hiring by the Company, employed by the Company or any of its subsidiaries.

Other

Employee benefits in accordance with the Company’s programs as in effect from time to time and applicable to the Company’s executive officers.

Agreement shall contain “best after tax results” clause for purposes of Section 280G of the Internal Revenue Code.

Prior to an IPO, in order to allow Executive to not be subject to the 20% excise tax imposed under Section 4999 of the Internal Revenue Code, Executive, the Company and SLP shall use commercially reasonable best efforts to obtain stockholder approval in accordance with the terms of Section 280G of the Internal Revenue Code.

The Company shall reimburse Executive for reasonable legal

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fees and costs associated with the negotiation and execution of the employment and equity agreements contemplated hereby. Governing Law: California.

Definitions

Cause

(i) the willful and continued failure to perform his or her material duties with respect to the Company or its affiliates, which continues beyond 10 business days after a written demand for substantial performance specifying such failure(s) is received by Executive from the Company (the “Cure Period”); or

(ii) the willful or intentional engaging by the Executive in conduct that causes material and demonstrable injury, monetarily or otherwise, to the Company or SLP (taking into account their respective affiliates); or

(iii) the conviction for, or a plea of nolo contendre to, the commission of a felony; or

(iv) a material breach of the Executive’s covenants (other a breach that is immaterial and non-recurring) in his employment agreement that causes a demonstrable injury, monetarily or otherwise, to the Company, SLP or their respective affiliates.

Good Reason

(i)  any reduction in the Executive’s base salary or the Executive’s annual incentive compensation opportunity (other than a general reduction, not to exceed 10%, in base salary or annual incentive compensation opportunities that affects all members of senior management equally); or

(ii) any of (A) a substantial reduction in the Executive’s duties, responsibilities or title or (B) the assignment of any duties or responsibilities that are materially inconsistent with Executive’s positions described in the section entitled Title (provided, however, that neither of (I) a change in Executive’s title or reporting relationships, or (II) an adjustment in the nature of Executive’s duties and responsibilities that does not remove from him the authority to manage substantially all of the products and services offered by the Company, in either case following a merger, consolidation, tender offer, or other purchase or sale of a business that involves the Company, shall constitute “Good Reason”); or

(iii) a transfer of the Executive’s primary workplace by more than thirty-five (35) miles from the current workplace; or

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(iv) failure of any successor to the business of the Company to assume the Company’s obligations under this Agreement or any employment agreement.

Note: The Executive’s written agreement to any of the above shall cause the event not to constitute “Good Reason”.

Change in Control

(i) the sale, exchange, lease or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any “person” or “group” (as such terms are used in the Securities Exchange Act of 1934, as amended), other than Silver Lake Partners II, LP (“SLP II”), any investment fund that is an affiliate (as defined under the rules promulgated under the Securities Act of 1933, as amended) of SLP II (collectively with SLP II, “SLP Funds”) or a controlled affiliate of SLP Funds; or

 (ii) any person or group, other than an SLP Funds or a controlled affiliate of SLP Funds, is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the voting stock of the Company (or any entity which controls the Company or which is a successor to all or substantially all of the assets of the Company), including by way of merger, consolidation, tender or exchange offer or otherwise; or

(iii) a merger or consolidation of the Company into another person which is not SLP Funds or a controlled affiliate of SLP Funds, if the stockholders of the common stock of the Company immediately prior to such transaction do not own a majority of the outstanding common stock of the surviving company or its parent immediately after the transaction in substantially the same proportions relative to each other as immediately prior to such transaction;

if and only if any such event listed in (i)-(iii) above results in the inability of SLP to elect a majority of the Board of the Company or the resulting successor or controlling entity.

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SUMMARY OF MANAGEMENT EQUITY TERMS

General Agreement

Pursuant to this transaction, Messrs. Woodward and Pender (each an “Executive,” and collectively “Executives”) and certain other employees will be required to exchange a portion of their shares of restricted stock (including all unvested shares of restricted stock) of Serena Software, Inc. (“the Company”) and of their options to purchase the common stock of the Company, for shares and options in the recapitalized Company.  Such exchange will apply to the agreed upon percentage of the sum of (1) the aggregate value of the “Option Spread” (as defined below) and (2) the value of the restricted stock held by certain members of the management team (to be identified by SLP) as determined by Executives and Silver Lake Partners, L.P (“SLP”) (the “Rollover Amount”).  The Rollover Amount for Messrs. Woodward and Pender shall be 66% and 60%, respectively.

Any shares of restricted stock comprising a portion of the Rollover Amount as designated by Executive (but including all unvested shares of restricted stock) shall be exchanged for shares of common stock in the recapitalized Company with equivalent value.  Any options to purchase the common stock of the Company comprising a portion of the Rollover Amount as designated by Executive shall be exchanged for options to acquire shares of common stock of the recapitalized Company with an equivalent value equal to the “Option Spread” (as defined below).

At the Closing, cash will be paid to Executives and other members of the management team (net of applicable taxes) equal to the sum of $24 for each share of vested restricted stock that he owns and the Option Spread (as defined below) for each share subject to a vested option that he owns and that in each case is not exchanged in order to reach the Rollover Amount.

Rollover Equity

Restricted Stock

At the closing of the proposed acquisition (the “Closing”), the unvested restricted stock issued to Executives by the Company in 2005 and any vested restricted stock exchanged in order to satisfy the Rollover Amount (collectively, the “Restricted Stock”)  will be appropriately adjusted as a result of the recapitalization of the Company and will remain outstanding and subject to the applicable terms and conditions set forth in the documents evidencing the award of the Restricted Stock by the Company and the applicable terms and conditions set forth in this document.

Company Stock Options	All unvested options to purchase Company common stock granted under any stock option plans or other equity-related plans of the Company or any of its subsidiaries (the “Company Stock Options) will vest in full immediately prior to the Closing.

At the Closing, the total “Option Spread” (described below) will be calculated for each member of the management team (to be identified by SLP). The Option Spread will be equal to the product of (i) the excess, if any, of (A) $24 per share of Company common stock less (B) the exercise price per share of Company common stock subject to such Company Stock Option, multiplied by (ii) the total number of shares of Company common stock subject to Company Stock Options held by the individual.

At the Closing, each member of the management team will be paid an amount of cash (net of applicable taxes) equal to the Option Spread that he will not be contributing into the recapitalized Company, and each outstanding Company Stock Option with an exercise price in excess of $24 per share will terminate at the Closing.

As soon as practicable following the Closing, the Company will provide each member of the management team a substitute option with an equivalent value equal to the amount of Option Spread that he will be contributing to the recapitalized Company (the “Substitute Option”).   Substitute Options will be issued with an exercise price equivalent to the greater of (1) 25% of the price per share that SLP pays for each share of common stock of the recapitalized Company or (2) the lowest exercise price that complies with Prop. Treas. Reg. § 1.409A-1(b)(5).

Section 368 Stock

At their discretion, each member of the management team will be permitted to contribute any share of Company common stock that such person holds immediately prior to the Closing into the recapitalized Company following the Closing in exchange for fully vested common stock of the recapitalized Company with equivalent value (“Section 368 Stock”).  To the extent feasible and permitted by applicable law, this exchange will be treated as a tax free exchange of capital under Section 368 of the Internal Revenue Code.

Founders Stock

At their discretion, each member of the management team will be permitted to purchase some number of shares of the common stock of the recapitalized Company at the same per share price as SLP paid for the common stock of the recapitalized Company (the “Founder Stock”).

COMPANY 200[5] STOCK INCENTIVE PLAN

Adoption of Company 200[5] Stock Incentive Plan	As soon as practicable following the Closing, the Company will adopt the Company 200[5] Stock Incentive Plan (the “Plan”).

Shares reserved for issuance under the Plan

Company common stock representing 12% of outstanding common stock on a fully diluted basis as of the Closing will be reserved for issuance under the Plan (the “Share Reserve”).  One-half of the Share Reserve will be issued as Time Options and one-half of the Share Reserve will be issued as Performance Options to be granted to vice president (or more senior) level employees.

Initial Options

As soon as practicable following the Closing,(1) the Board of Directors of the Company (the “Board”) will issue options (in addition to the Substitute Options) to the Executives and other employees of the Company and its subsidiaries representing no more than 10% of the Company’s outstanding common stock on a fully diluted basis as of the Closing (the “Initial Options”).

One-half of the Initial Options will be allocated to participants at the discretion of the Board after considering the Rollover Amount applicable to each participant and the actual amount of each participant’s investment in the recapitalized Company (including by way of Restricted Stock, Section 368 Stock, Founders Stock, and Substitute Options).

Initial Options will be granted to the Executives in the following proportions:

•                  Chief Executive Officer (Mark E. Woodward): No more than 70% of the Initial Options issued will be Performance Options and no less than 30% of the Initial Options issued will be Time Options.

•                  Chief Financial Officer (Robert I. Pender, Jr.): No more than 70% of the Initial Options issued will be Performance Options and no less than 30% of the Initial Options issued will be Time Options.

Future Awards	The shares reserved for issuance under the Plan, which are not designated as Initial Options, may be granted at the discretion of the Board (the “Future Awards”).

(1)           Note that some portion of the initial 10% option pool will be reserved for new hires in the following identified key executive positions (head of sales, general counsel and Chief Information Officer).

Duration of the Plan	10 years

Exercise Price of Options

The Initial Options will have an exercise price equal to the price paid per share of common stock by SLP on the Closing (the “Base Price”).

Future Awards issued as options will have an exercise price equal to 100% of fair market value of a share of Company common stock on the date of grant, as determined by the Board, which determination shall use reasonable valuation methods consistently applied, in conformance with the guidelines of Treas. Reg. § 1.409A-1(b)(5)(iv)(B).

Vesting

The Initial Options will vest as follows:

•                  Time Options will vest as to 25% of the total option at the completion of 12 months of continuous service from the grant date, and then in 36 equal monthly increments thereafter (award is fully vested after 4 years of continuous service from the grant date).

•                  Up to 20% of the Performance Options may vest on an annual basis if the Company achieves certain fiscal year performance targets.  The Performance Options may also vest on a cumulative basis (e.g., if in one year the applicable performance targets are not met, there will be “catch-up” vesting if, on a cumulative basis, the performance targets are met).  Schedule B attached hereto provides additional detail related to the vesting of Performance Options based upon the achievement of specified fiscal year and cumulative performance objectives.

Future Awards issued under the Plan will become vested pursuant to terms and conditions established by the Board at the time of grant.

Change in Control	In addition to the vesting set forth above, options will also vest and become exercisable on the occurrence of a Change in Control (as defined below) as follows:

•                  All Time Options will vest and become exercisable immediately prior to a Change in Control.

•                  In the event that SLP recognizes the financial returns described below, certain Performance Options may vest as a result of a Change in Control.

•                  All Performance Options that have not previously

vested will vest and become exercisable immediately prior to such Change in Control if as a result of such Change of Control SLP earns greater than 3 times the Base Price for each share of Common Stock held (directly or indirectly) by SLP or an affiliate that was purchased at Closing.

•                  Performance Options that previously failed to vest as a result of the failure to meet the performance objectives specified in Schedule B hereto will vest and become exercisable immediately prior to such Change in Control if as a result of such Change of Control SLP earns greater than 2.0 times the Base Price for each share of Common Stock held (directly or indirectly) by SLP or an affiliate that was purchased at Closing.  For the avoidance of doubt, i) Performance Options subject to vesting upon the achievement of performance objectives for fiscal years commencing after the Change in Control will not vest and become exercisable as a result of the Change in Control and ii) Performance Options subject to vesting upon the achievement of performance objectives for the fiscal year in which the Change in Control occurs will vest on a pro-rata basis based upon the number of full weeks which have elapsed during such fiscal year prior to the Change in Control and without regard to actual financial performance during such fiscal year.

•                  No Performance Option will vest if SLP does not earn greater than 2.0 times the Base Price for each share of Common Stock held (directly or indirectly) by SLP or an affiliate that was purchased at Closing.

Form of Option Exercise Payment	Cash, mature shares of Company common stock, same day sale program (i.e., “cashless exercise”) to the extent permitted under applicable law and other forms of consideration acceptable to the Board.

Termination of Stock Options	Vested options will terminate as set forth on Schedule A attached hereto, but in no event later than the tenth anniversary of the date of issuance.

Stockholders’ Agreement

Each share of Company common stock acquired by Executive (the “Management Shares”) and each option issued to Executive (the “Management Options”) will be subject to a management stockholders’ agreement and a sale participation agreement.  For the avoidance of doubt, Management Shares will include each share of

Restricted Stock, Section 368 Stock, Founders Stock, Company common stock issued under the Plan or pursuant to the exercise of Substitute Options (whether issued before or after the date of termination of an individual’s service with the Company), and Management Options will include all Substitute Options and all options issued under the Plan.

The management stockholders’ agreement and the sale participation agreement, together, will provide for the following:

(i) transfer restrictions, subject to certain exceptions, which exceptions shall include the Executive’s right to transfer his Management Shares to any estate planning vehicles that he might establish, for his benefit or the benefit of his family (including, without limitation, a trust, partnership, corporation or other entity);

(ii) a right of first refusal of the Company;

(iii) in the event of termination of service(2) with the Company, the Company and SLP will have the option to repurchase the Management Shares and Management Options issued to Executive under such circumstances and at such prices as set forth on Schedule A attached hereto;

(iv) piggyback registration rights on behalf of the Executive; and

(v) tag-along rights on behalf of the Executive and drag-along rights for SLP.

Definitions

Cause

(i) the willful and continued failure to perform his or her material duties with respect to the Company or its affiliates, which continues beyond 10 business days after a written demand for substantial performance specifying such failure(s) is received by Executive from the Company (the “Cure Period”); or

(ii) the willful or intentional engaging by the Executive in conduct that causes material and demonstrable injury, monetarily or otherwise, to the Company or SLP (taking into account their respective affiliates); or

(iii) the conviction for, or a plea of nolo contendre to, the

(2)           For the avoidance of doubt, in this context “service” is intended to mean service as a member of the Company’s Board of Directors or substantially full-time service as an employee or consultant to the Company or its subsidiaries.

commission of a felony; or

(iv) a material breach of the Executive’s covenants (other than one that is immaterial and non-recurring) in his employment agreement that causes a demonstrable injury, monetarily or otherwise, to the Company, SLP or their respective affiliates.

Change in Control

(i) the sale, exchange, lease or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any “person” or “group” (as such terms are used in the Securities Exchange Act of 1934, as amended), other than Silver Lake Partners II, LP (“SLP II”), any investment fund that is an affiliate (as defined under the rules promulgated under the Securities Act of 1933, as amended) of SLP II (collectively with SLP II, “SLP Funds”) or a controlled affiliate of SLP Funds; or

(ii) any person or group, other than an SLP Funds or a controlled affiliate of SLP Funds, is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the voting stock of the Company (or any entity which controls the Company or which is a successor to all or substantially all of the assets of the Company), including by way of merger, consolidation, tender or exchange offer or otherwise; or

(iii) a merger or consolidation of the Company into another person which is not SLP Funds or a controlled affiliate of SLP Funds, if the stockholders of the common stock of the Company immediately prior to such transaction do not own a majority of the outstanding common stock of the surviving company or its parent immediately after the transaction in substantially the same proportions relative to each other as immediately prior to such transaction;

if and only if any such event listed in (i)-(iii) above results in the inability of SLP to elect a majority of the Board of the Company or the resulting successor or controlling entity.

Good Reason

(i)  any reduction in the Executive’s base salary or the Executive’s annual incentive compensation opportunity (other than a general reduction, not to exceed 10%, in base salary or annual incentive compensation opportunities that affects all members of senior management equally); or

(ii) any of (A) a substantial reduction in the Executive’s duties, responsibilities or title or (B) the assignment of any duties or responsibilities that are materially inconsistent with Executive’s positions described in the section entitled Title (provided, however, that neither of (I) a change in Executive’s title or reporting relationships, or (II) an adjustment in the nature of Executive’s duties and responsibilities that does not remove from him the authority to manage the [area of expertise (e.g., HR function)] related to substantially all of the products and services offered by the Company, in either case following a merger, consolidation, tender offer, or other purchase or sale of a business that involves the Company, shall constitute “Good Reason”); or

(iii) a transfer of the Executive’s primary workplace by more than thirty-five (35) miles from the current workplace; or

(iv) failure of any successor to the business of the Company to assume the Company’s obligations under this Agreement or any employment agreement.

Note: The Executive’s written agreement to any of the above shall cause the event not to constitute “Good Reason”.

IPO

An initial public offering of the Company of at least 25% of the outstanding shares, or that results in gross proceeds to the Company equal to at least 50% of SLP’s initial investment in the Company’s common stock (excluding any common stock syndicated or otherwise resold by SLP or its affiliates within 6 months of the Closing).   For the avoidance of doubt, any subsequent public offering of the Company will be combined with the initial public offering of the Company in order to determine whether the 25% and 50% thresholds contained in the preceding sentence have been surpassed.

SCHEDULE A

SUMMARY OF MANAGEMENT EQUITY CALL RIGHTS BY COMPANY

Termination for:

Management Shares

All Options

Death/Disability (Vested Options(3): 12 months to exercise)	FMV(4) prior to an IPO MV(5) after an IPO	N/A

Without Cause/Quit for Good Reason (Vested Options: 12 months to exercise)	FMV prior to an IPO MV after an IPO	N/A

Quit without Good Reason (Vested Options: 3 months to exercise)	FMV prior to an IPO, and MV after an IPO	All vested options at same price as stock minus exercise price

For Cause (All Options expire immediately on termination)	Lower of i) BV(6) and ii) FMV prior to an IPO, and MV after an IPO	All options (whether or not vested) terminate without payment therefor

(3)           Unvested options immediately terminate on the date of termination of service for any reason.

(4)           Prior to an IPO, the fair market value (FMV) of the Company common stock as determined by the Board following the principle of reasonable valuation methods consistently applied under the guidelines of Treas. Reg. § 1.409A-1(b)(5)(iv)(B).

(5)           Subsequent to an IPO, the market value (MV) shall be the closing trading price of the Company common stock.

(6)           Book Value (BV) of the Company common stock, calculated in accordance with U.S. generally accepted accounting principles and based on the initial aggregate purchase price paid by SLP and the initial investor group for the Company, adjusted for, generally and among other things, profits, losses, contributions to equity, deductions, dividends paid, divided by a fully diluted number of the Company’s share capital.

SCHEDULE B

PERFORMANCE TARGETS APPLICABLE TO PERFORMANCE OPTIONS

	FY07	FY08	FY09	FY10	FY11
EBITA Targets
Lower Bound	$102.6	$114.8	$122.8	$131.3	$140.4
Upper Bound	106.3	127.8	138.8	151.1	164.7
Cumulative Lower Bound		217.4	340.2	471.5	611.9
Cumulative Upper Bound		234.1	372.9	524.0	688.7

Vesting Rules:

1.               No portion of the shares subject to a Performance Option shall vest unless the Lower Bound EBITA target is achieved.

2.               If the Lower Bound EBITA target is achieved at the end of a specified fiscal year, 10% of the shares subject to a Performance Option shall vest.

3.               If the Upper Bound EBITA target is achieved at the end of a fiscal year, 20% of the shares subject to a Performance Option shall vest.

4.               In the event that actual EBITA results fall between the Lower Bound and Upper Bound EBITA targets, the percentage of shares subject to the Performance Options that will vest at the end of a fiscal year will be determined based on a straight line interpolation calculation.

5.               The Performance Options may also vest and become exercisable on a “catch-up” basis at the end of FY08, FY09, FY10 and FY11.  At the end of FY08, FY09, FY10 or FY11, the applicable Cumulative Lower Bound and the Cumulative Upper Bound shall be substituted for the Lower Bound and Upper Bound for all prior fiscal years.  Thereafter, rules 1 through 4 above shall be reapplied for each prior fiscal year.  In the event that the recalculated amount at the end of any fiscal year would provide an amount of accelerated vesting that exceeds the aggregate amount of vesting otherwise applicable to the Performance Option, then the Performance Option shall be vested to such greater extent.

6.               EBITA shall be determined in accordance with U.S. generally accepted accounting principles, except that certain payments, including stock-based compensation expenses recognized under FAS 123(R), SLP management fees, and all costs associated with this transaction will not be considered in calculating EBITA.  For the avoidance of doubt, EBITA generally shall mean consolidated net income for a specified fiscal year plus, without duplication and to the extent reflected as a charge in the statement of such consolidated net income for such period, the sum of (a) income tax expense, (b) interest expense, (c) total amortization expense, and (d) any extraordinary, unusual or non-recurring non-cash expenses or losses (including, whether or not otherwise includable as a separate item in the statement of such consolidated net income for such period, non-cash losses on sales of assets outside of the ordinary course of business), and shall further be calculated in accordance with the preceding sentence.